UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herald Investment Marketing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Gateway Corporate Center, Suite 216, 223 Wilmington West Chester Pike
(No. and Street)

Chadds Ford	Pennsylvania	19317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Chism (484) 840-3711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Chism, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herald Investment Marketing, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Francis J McMahon, Notary Public
Delaware County
My Commission Expires July 02, 2024
Commission Number 1355225

02/03/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Herald Investment Marketing, LLC
Financial Statement
December 31, 2020

Herald Investment Marketing, LLC
Table of Contents
December 31, 2020

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Herald Investment Marketing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Herald Investment Marketing, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2017
Abington, Pennsylvania
February 20, 2021

Herald Investment Marketing, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	1,424,694
Prepaid expenses and other assets		107,881
Accounts receivable		21,269
Total assets	$	1,553,844

Liabilities and Member's Equity

Liabilities

Deferred income	$	9,167
Accounts payable and accrued expenses		42,042
Due to affiliate		78,057
Commissions and fees payable		446,307
Total liabilities	$	575,573
Member's Equity		978,271
Total liabilities and member's equity	$	1,553,844

The accompanying notes are an integral part of this financial statement.

_____

1. **Organization**

   Herald Investment Marketing, LLC (the "Company") is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer on May 15, 2017. The Company is wholly owned by Chadds Ford Investment Management, LLC. It has agreed to operate as a limited purpose broker dealer which will act as a principal underwriter for investment companies and exchange traded funds. The Company is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. **Summary of Significant Accounting Policies**

   The following are the significant accounting policies followed by the Company:

   Revenue – Under ASC 606, mutual fund commissions, service fees and distribution fees are recognized when earned and the performance obligation has been satisfied.

   Income taxes – The Company is a single member limited liability company and is considered to be a disregarded entity as defined in the Internal Revenue Code. Under this provision, the taxable income or loss is taxed directly to the member. Accordingly, the Company records no provision for federal income taxes.

   The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of December 31, 2020, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2017.

   Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

   Cash – At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes that it is not exposed to any significant credit risk.

   Subsequent events - Management has evaluated the impact of all subsequent events through February 20, 2021 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. **Concentration of Credit Risk**

   The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product. Under ASC 326, the Company has evaluated the creditworthiness of client counterparties and issuers of financial products and determined that credit risk is minimal, hence, no allowance for credit losses was established for the year ended December 31, 2020.

_____

4.   Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital of $849,121 which was $810,749 in excess of its required net capital of $38,372. The Company's net capital ratio was 0.68 to 1.